SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RealNetworks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

75605L 70 8

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael Parham

Senior Vice President, General Counsel and Corporate Secretary

RealNetworks, Inc.

1501 First Avenue South, Suite 600

Seattle, Washington

(206) 674-2700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,334,886	$386.52

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,977,577 shares of common stock of RealNetworks, Inc. having an aggregate value of approximately $3,334,886 as of November 2, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $386.52	Filing party: RealNetworks, Inc.
Form or Registration No.: Schedule TO-I / 005-52907	Date filed: November 3, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2016, as amended on November 15, 2016 (the “Schedule TO”) by RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 3.0 million shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than $4.33 (the “Eligible Options”), except as otherwise described in the Offer to Exchange (as defined in the Schedule TO).

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, this Amendment No. 2 is being filed solely to amend “Item 4 - Terms of the Transaction” to reflect the final results of the Offer to Exchange under the caption “Material Terms.” Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO other than as specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to include the following:

“The Exchange Offer expired on December 6, 2016 at 9:00 p.m., Pacific Time. A total of 164 Eligible Participants elected to exchange awards in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase 1,964,371 shares of the Company’s common stock, representing approximately 58% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled, and immediately thereafter, the Company granted a total of 1,964,371 New Awards in exchange therefor, pursuant to the terms of the Exchange Offer and the Company’s 2005 Stock Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

REALNETWORKS, INC.

/s/ Michael Parham
Michael Parham
Senior Vice President, General Counsel and Corporate Secretary

Date: December 7, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Awards, dated November 3, 2016.

(a)(1)(B)*	Email to All Eligible Employees from Michael Parham, dated November 3, 2016.

(a)(1)(C)*	Form of Election Form.

(a)(1)(D)*	Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Screen Shots of Offer Website.

(a)(1)(G)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(H)*	Employee Presentation Materials

(b)	Not applicable.

(d)(1)	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(3)	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(4)	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(5)*	RealNetworks, Inc. 2005 Stock Incentive Plan, as approved by the shareholders of the Company on September 19, 2016 and to be effective upon completion of the Exchange Offer.

(d)(6)*	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(7)*	Form of Stock Appreciation Rights (Cash-Settled) Terms and Conditions for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.